SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

November 20, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Heather Clark

Re:	Fenbo Holdings Limited
Amendment No. 5 to Registration Statement on Form F-1
File No. 333-274448

Dear Ms. Clark:

We represent Fenbo Holdings Limited (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith Amendment No. 5 to the Registration Statement on Form F-1 (the “Registration Statement”) which is being filed via EDGAR simultaneously with this transmittal letter.

The purpose of this letter is to file certain exhibits that were not included in the previous filed amendments.

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or wish to discuss any matters with respect to the confidential submission, please do not hesitate to contact me at (303) 292-3883 (email: hfs@schlueterintl.com) or my colleague Celia Velletri at (303) 292-3883 (email: cv@schlueterintl.com). Regarding accounting matters, you may contact Simon Lam of Centurion ZD CPA & Co. at +852 2126 2349 (email: simon@czdcpa.com) in respect of any accounting issues.

Thanks in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Henry F. Schlueter

c:	Fenbo Holdings Limited
EF Hutton, division of Benchmark Investments, LLC
Sichenzia Ross Ference Carmel LLP
Centurion ZD CPA & Co.